02017468

[¶60,595] Form SE, transmittal form for electronic format documents under the EDGAR system.

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

AEP Industries Inc.
Exact name of registrant
as specified in charter

785787
Registrant CIK Number

DEF 14A For
Proxy Statement, February 28, 2002
Electronic report, schedule or
registration statement of which
the documents are a part (give
period of report)

~~014550~~ 0-14450
SEC file number, if available

Name of Person Filing the Document
(If Other than Registrant)

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Hackensack, State of New Jersey, February 26, 2002.

AEP Industries Inc.
Registrant

By: [signature]
Lawrence R. Noll
Vice President and Controller

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG AEP INDUSTRIES INC., THE S & P 500 INDEX,
THE NEW PEER GROUP AND THE OLD PEER GROUP



250
200
150
100
50
0
DOLLARS
10/96
10/97
10/98
10/99
10/00
10/01
AEP INDUSTRIES, INC.
S & P 500
NEW PEER GROUP
OLD PEER GROUP

* $100 INVESTED ON 10/31/1996 IN STOCK OR INDEX-
INCLUDING REINVESTMENT OF DIVIDENDS.
FISCAL YEAR ENDING OCTOBER 31.

Graph produced by Research Data Group, Inc. 11/15/2001